CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Quarter ended July 1, 1995 (Unaudited)
(In thousands)


PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The information included in the foregoing consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

Included in accounts receivable are allowances for doubtful accounts of $2,941 in 1995 and $3,829 at December 31, 1994.

Accumulated depreciation amounted to $93,658 in 1995 and $85,691 at December 31, 1994.

Accumulated amortization of cost in excess of acquired net assets amounted to $7,444 in 1995 and $6,622 at December 31, 1994.

Other current liabilities consist primarily of customer deposits.

It is suggested that the interim consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1994
Annual Report on Form 10-K.


CAPITAL STOCK

There are 53,361,072 common shares issued at $.10 par value, of which 5,314,463 shares and 4,703,891 shares were held in the treasury at July 1, 1995 and December 31, 1994, respectively.


INVENTORIES

Components of inventories are as follows:

                                    July 1,        Dec. 31,
                                     1995            1994

Finished goods                      $98,450        $ 90,386
Work in process                      33,228          32,640
Raw materials and supplies           37,185          34,330

                                   $168,863        $157,356

EARNINGS PER COMMON SHARE

The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.


ACQUISITIONS

In January 1995, the Company acquired the business and certain assets of McNeil Akron Repiquet S.a.r.l. in France at a cost of $4,638. In March 1995, the Company acquired Killion Extruders, Inc. at an estimated cost of $3,995. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired in the amount of $6,896 is being amortized over forty years. The operating results of each acquisition are included in the Consolidated Statements of Earnings since the dates of acquisition.


DEBT

In June 1995, the Company amended its credit agreement with a group of five banks whereby the revolving credit loans available to the Company were increased from $70,000 to $125,000 through September 28, 1998. Borrowings under the revolving credit agreement amounted to $50,000 at July 1, 1995.


STOCK INCENTIVE PLANS

In December 1994, the Company transferred 448,000 shares to an independent trustee to administer long-term performance awards for the 1995 to 1997 incentive period under the 1988 Long Term Incentive Plan. In June 1995, such shares were returned to the Company and, in the future, will be issued to the trustee at the end of each incentive period, as earned. Compensation expense is being accrued annually based upon the expected level of incentive achievement.





BUSINESS SEGMENT DATA
                                        Quarter ended
                                    July 1,         June 25,
                                     1995            1994

SALES
Specialty chemicals                $101,229        $105,380
Specialty process equipment
   and controls                      74,388          49,072

                                   $175,617        $154,452

OPERATING PROFIT
Specialty chemicals                $ 13,133        $ 19,554
Specialty process equipment
   and controls                      11,043           8,460
General corporate expense           ( 2,863)        ( 2,597)
                                     21,313          25,417
Interest expense                    ( 2,034)        (   202)
Other income                             13              91

Earnings before income taxes       $ 19,292        $ 25,306



                                        Six months ended
                                    July 1,         June 25,
                                     1995            1994

SALES
Specialty chemicals                $203,771        $200,966
Specialty process equipment
   and controls                     140,039          87,080

                                   $343,810        $288,046

OPERATING PROFIT
Specialty chemicals                $ 28,724        $ 35,632
Specialty process equipment
   and controls                      21,100          15,318
General corporate expense           ( 6,024)        ( 5,879)
                                     43,800          45,071
Interest expense                    ( 3,602)        (   384)
Other income                            241             635

Earnings before income taxes       $ 40,439        $ 45,322